      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2001

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

FIRST BUSEY CORPORATION                              FIRST BUSEY CAPITAL TRUST I
            (Exact Name of Co-Registrants as Specified in Charters)

                        NEVADA                                                      DELAWARE
           (State or other jurisdiction of                              (State or other jurisdiction of
            incorporation or organization)                               incorporation or organization)
                      37-1078406                                                   51-6521934
           (I.R.S. Employer Identification                              (I.R.S. Employer Identification
                       Number)                                                      Number)

                              201 WEST MAIN STREET
                             URBANA, ILLINOIS 61801
                                 (217) 365-4556
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                  Co-Registrants' Principal Executive Offices)
                              -------------------

                                DOUGLAS C. MILLS
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                            FIRST BUSEY CORPORATION
                              201 WEST MAIN STREET
                             URBANA, ILLINOIS 61801
                                 (217) 365-4556
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                    of Agent for Service for Co-Registrants)
                              -------------------

                                   Copies to:

                 STATHY DARCY, ESQ                                       JOHN FREECHACK, ESQ.
                CHAPMAN AND CUTLER                         BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG
              111 WEST MONROE STREET                               333 WEST WACKER DRIVE, SUITE 2700
              CHICAGO, ILLINOIS 60603                                   CHICAGO, ILLINOIS 60606
                  (312) 845-3000                                            (312) 984-3100

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [X]
                              -------------------

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
                                              AMOUNTTTO BE EACH CLOFFERING PRICE     AGGREGATE OFFERING    REGISTRATION
                                             REGISTERED(1)TO BE REGISPEREUNIT              PRICE              FEE(2)
--------------------------------------------------------------------------------------------------------------------------
    % Cumulative Trust Preferred
  Securities of First Busey Capital Trust
  I......................................   2,300,000 shares          $10.00            $23,000,000           $5,750
    % Subordinated Debentures of First
  Busey Corporation(3)(4)................          --                   --                   --                 --
Guarantee of Preferred
  Securities(3)(5).......................          --                   --                   --                 --
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares which may be sold by First Busey Capital Trust I to cover over-allotments.
(2) The registration fee is calculated in accordance with Rule 457(i) and (n).
(3) This Registration Statement is deemed to cover the     % subordinated
    debentures due 2031 of First Busey Corporation, the rights of holders of the debentures under the indenture, and the rights of holders of the preferred securities under the trust agreement, the guarantee and the expense agreement.
(4) The     % subordinated debentures due 2031 will be purchased by First Busey
    Capital Trust I with the proceeds of the sale of the preferred securities. The debentures may later be distributed for no additional consideration to the holders of the preferred securities of First Busey Capital Trust I upon its dissolution and the distribution of its assets.
(5) No separate consideration will be received for the guarantee.
                              -------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MAY   , 2001
                         2,000,000 PREFERRED SECURITIES
                          FIRST BUSEY CAPITAL TRUST I
                       % CUMULATIVE TRUST PREFERRED SECURITIES
                 LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY
               FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED,
          ON A SUBORDINATED BASIS, AS DESCRIBED IN THIS PROSPECTUS, BY

                          FIRST BUSEY CORPORATION LOGO

                            ------------------------

     First Busey Capital Trust I is offering 2,000,000 preferred securities at $10 per preferred security. The preferred securities represent an indirect
interest in our      % subordinated debentures. The debentures have the same
payment terms as the preferred securities and will be purchased by First Busey Capital Trust using the proceeds from its offering of the preferred securities.

     We have applied to designate the preferred securities for inclusion on The Nasdaq National Market under the symbol "BUSEP." We expect trading to commence on or prior to delivery of the preferred securities.

     INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

     THE PREFERRED SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                            ------------------------

                                                                PER PREFERRED
                                                                  SECURITY             TOTAL
                                                                -------------       -----------
Public Offering Price.......................................       $10.00           $20,000,000
Proceeds to First Busey Capital Trust.......................       $10.00           $20,000,000

     This is a firm commitment underwriting. We will pay underwriting
commissions of $     per preferred security, or a total of $          , for
arranging the investment in our debentures. The underwriters have been granted a 30-day option to purchase up to an additional 300,000 preferred securities to cover over-allotments, if any.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
HOWE BARNES INVESTMENTS, INC.                                      STEPHENS INC.
            , 2001

                            FIRST BUSEY CORPORATION

                            [MAP OF BANK LOCATIONS]

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Summary.....................................................      1
Selected Consolidated Financial and Other Data..............      7
Risk Factors................................................      9
Special Note Regarding Forward-Looking Statements...........     15
Use of Proceeds.............................................     15
Capitalization..............................................     16
Accounting and Regulatory Treatment.........................     17
Description of First Busey Capital Trust....................     18
Description of the Preferred Securities.....................     19
Description of the Debentures...............................     31
Book-Entry Issuance.........................................     39
Description of the Guarantee................................     41
Relationship Among the Preferred Securities, the Debentures
  and the Guarantee.........................................     43
Material Federal Income Tax Consequences....................     45
ERISA Considerations........................................     49
Underwriting................................................     50
Legal Matters...............................................     51
Experts.....................................................     52
Where You Can Find Information..............................     52
Documents Incorporated by Reference.........................     52

- YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

- YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

                                    SUMMARY

     This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus in addition to our financial statements and the other information that are incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                            FIRST BUSEY CORPORATION

     First Busey Corporation is a financial holding company located in Urbana, Illinois. We are engaged primarily in commercial and retail banking and we also provide trust, asset management, securities brokerage and insurance services. Based on assets of $1.3 billion, deposits of $1.1 billion and stockholders' equity of $96.1 million as of March 31, 2001, we are one of the largest financial institutions headquartered in east central Illinois. Busey Bank, our largest subsidiary, has operated continuously since 1868 and is one of the oldest banks chartered in Illinois.

     Our operations are conducted primarily through Busey Bank's 17 locations, Busey Bank fsb's six locations, and Busey Investment Group, Inc.'s location in Champaign, Illinois. Busey Bank is headquartered in Urbana, Illinois and services our customers through 14 locations in Champaign and Ford Counties in Illinois. Busey Bank also has one banking center in Indianapolis, Indiana and loan production offices in Ft. Myers and Naples, Florida. Electronic delivery of financial services is provided through Busey e-bank. Busey Bank fsb is a federal savings bank that serves primarily McLean County, Illinois, with five banking centers. Last year, Busey Bank fsb opened a banking center in Ft Myers, Florida. We currently anticipate merging Busey Bank fsb with and into Busey Bank in June 2001. Through its three subsidiaries, Busey Investment Group is dedicated to providing a full range of asset management, securities brokerage and insurance services to our customers.

                               FINANCIAL SUMMARY

     As reflected in the financial summary presented, over the last five years we have achieved profitable growth while expanding our presence into markets that we believe to be attractive, including the communities of Bloomington-Normal, Illinois and Ft. Myers, Florida.

                                      AS OF AND FOR THE
                                 THREE MONTHS ENDED MARCH 31,          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                 ----------------------------   --------------------------------------------------------
                                    2001             2000          2000         1999        1998       1997       1996
                                    ----             ----          ----         ----        ----       ----       ----
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income.....................  $    4,098       $    3,607    $   14,053   $   12,548   $ 11,398   $ 10,371   $  9,306
Earnings per share (diluted)...        0.30             0.26          1.03         0.90       0.81       0.74       0.67
Total assets...................   1,331,401        1,227,487     1,355,044    1,247,123    951,531    915,540    864,918
Loans..........................     972,533          899,245       984,369      886,684    662,281    602,937    569,500
Total deposits.................   1,131,789        1,009,426     1,148,787    1,027,981    826,704    811,453    766,927
Total stockholders' equity.....      96,135           81,927        92,325       82,284     87,103     81,279     73,417
Return on average assets.......        1.25%            1.18%         1.12%        1.22%      1.22%      1.18%      1.08%
Return on average equity.......       17.66            17.85         16.56        14.68      14.02      13.42      13.40
Allowance for loan losses to
  loans........................        1.29             1.19          1.25         1.17       1.07       1.14       1.08

                               OPERATING STRATEGY

     We directly compete with other financial institutions and businesses in both attracting and retaining deposits and making loans. To remain competitive within our markets, our management team, which has been together for over 20 years, developed, and is committed to, an operating strategy which includes:

     - PROFITABLE GROWTH. Our earnings have increased through a combination of internal growth and acquisitions. Earnings per share have increased since 1990, at a compounded annual growth rate of 10.78%.

We are focused on increasing our return on average stockholders' equity, which has increased from 13.40% for 1996 to 16.56% for 2000.

     Since our most significant operation is in the more mature markets of Champaign and Ford Counties, Illinois, our strategy in the past few years has included expansion into faster growing markets through acquisitions and opening new branches and loan production offices. As part of this strategy, we opened a branch in Indianapolis, acquired Eagle BancGroup, in Bloomington-Normal, Illinois, opened a loan production office in Naples and established our Ft. Myers branch. As our new locations mature, we expect them to have a positive impact on earnings. Consistent with this strategy, we will continue to seek to open new offices in similar areas.

     - STRONG COMMUNITY FOCUS. We are committed to providing a full range of financial services, including commercial and retail banking services. Our operating strategy emphasizes the autonomous operation of our banking centers, allowing the local management team to tailor its services and products to the needs of each particular community. We are committed to local decision making and input. As a result of this community focus, we were the largest real estate mortgage originator in Champaign, Ford and McLean counties for fiscal year 2000. We strive to be a valuable partner in the communities we serve by establishing quality relationships with retail customers and local businesses.

     - STRONG CREDIT QUALITY. Most of our loan officers have at least 15 years of experience, giving them significant knowledge in loan underwriting and in evaluating the economic environment of each community they serve. Loans are underwritten with an emphasis on analyzing the leverage of the applicant and the cash flow needed to repay the loan. All significant loan decisions are made through our loan committee structure, which is comprised of our most senior lenders and management officials from all locations. We actively monitor our credits through a risk-based grading system and loan review process. During the past five and ten year periods, we have experienced average net charge-offs of 0.07% and 0.09% of average loans, respectively.

     - FULL SERVICE BUSINESS BANK. Because of the knowledge and expertise demonstrated by our commercial lenders, we were one of the first banks in the nation to be recognized by the Small Business Administration as a "preferred lender." This designation allows our commercial lenders to approve SBA loans at the time of application, making responsiveness and quick turnaround time a part of the service we provide to our customers. Our offices in Florida and Indiana have also been approved as "preferred lenders" by the SBA. Because of this high level of service, we originated $6.0 million in SBA loans in fiscal 2000. In addition to our commitment to providing loans to our commercial customers, we offer a selection of cash management products not generally available from a bank our size. We also provide electronic banking services tailored for our commercial customers.

     - GROWING ASSET MANAGEMENT BUSINESS. Busey Investment Group is our wholly owned subsidiary providing trust, asset management, securities brokerage and insurance services to our customers through its three subsidiaries. We are the largest investment management company in Champaign County, with assets under care of $1.5 billion as of December 31, 2000. Busey Investment Group accounted for 12.65% of our net income in 2000.

     Our principal executive offices are located at 201 West Main Street, Urbana, Illinois 61801, and our telephone number is (217) 365-4556.

                          FIRST BUSEY CAPITAL TRUST I

     First Busey Capital Trust is a newly formed subsidiary of First Busey Corporation. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of First Busey Capital Trust. In exchange for our capital contribution to First Busey Capital Trust, we will own all of the common securities of First Busey Capital Trust. First Busey Capital Trust exists exclusively for the following purposes:

     - issuing and selling the preferred securities to the public for cash;

     - issuing and selling the common securities to us;

     - investing the proceeds from the sale of the preferred and common
       securities in an equivalent amount of      % subordinated debentures due
                   , 2031, to be issued by us; and

     - engaging in activities that are incidental to those listed above, such as receiving payments on the debentures, making distributions to security holders, furnishing notices and performing other administrative tasks.

     First Busey Capital Trust's address is 201 West Main Street, Urbana, Illinois 61801, and its telephone number is (217) 365-4556.

                                  THE OFFERING

The issuer....................   First Busey Capital Trust I.

Securities being offered......   2,000,000 preferred securities, which represent
                                 preferred undivided interests in the assets of First Busey Capital Trust. Those assets will consist solely of the debentures and payments received on the debentures.

                                 First Busey Capital Trust will sell the
                                 preferred securities to the public for cash.
                                 First Busey Capital Trust will use that cash to buy the debentures from us.

Offering price................   $10 per preferred security.

When First Busey Capital Trust
will pay distributions to
you...........................   Your purchase of the preferred securities
                                 entitles you to receive cumulative cash
                                 distributions at a      % annual rate.
                                 Distributions will accumulate from the date
                                 First Busey Capital Trust issues the preferred securities and are to be paid quarterly on March 30, June 30, September 30, and December
                                 30 of each year, beginning September 30, 2001.
                                 As long as the preferred securities are
                                 represented by a global security, the record date for distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below, under "-- We have the option to extend the interest payment period."

When First Busey Capital Trust
must redeem the preferred
securities....................   The debentures will mature and we must redeem
                                 the preferred securities on             , 2031.
                                 We have the option, however, to shorten the maturity date to a date not earlier than
                                             , 2006. We will not shorten the
                                 maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required by law or regulation.

Redemption of the preferred
securities before
            , 2031 is
possible......................   First Busey Capital Trust must redeem the
                                 preferred securities when the debentures are paid at maturity or upon any earlier redemption of the debentures to the extent the debentures are redeemed. We may redeem all or part of the debentures at any time on or after
                                             , 2006.

                                 In addition, we may redeem all of the
                                 debentures, at any time, if:

                                  - existing laws or regulations, or the
                                    interpretation or application of these laws or regulations, change, causing the interest we pay on the debentures to no longer be deductible by us for federal income tax purposes, or causing First Busey Capital Trust to become subject to federal income tax or to other taxes or governmental charges;

                                  - existing laws or regulations change,
                                    requiring First Busey Capital Trust to
                                    register as an investment company; or

                                  - the capital adequacy guidelines of the
                                    Federal Reserve change so that the preferred securities no longer qualify as Tier 1 capital.

                                  We may also redeem the debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the preferred securities and common securities that we then own.

                                  Redemption of the debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required by law or regulation. If your preferred securities are redeemed by First Busey Capital Trust, you will receive the liquidation amount of $10 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to extend
the interest payment period...    First Busey Capital Trust will rely solely on
                                  payments made by us under the debentures to
                                  pay distributions on the preferred securities.
                                  As long as we are not in default under the
                                  indenture relating to the debentures, we may,
                                  at one or more times, defer interest payments
                                  on the debentures for up to 20 consecutive
                                  quarters, but not beyond             , 2031.
                                  If we defer interest payments on the
                                  debentures:

                                 - First Busey Capital Trust will also defer
                                   distributions on the preferred securities;

                                 - the distributions you are entitled to will
                                   accumulate; and

                                 - these accumulated distributions will earn
                                   interest at an annual rate of      %,
                                   compounded quarterly, until paid.

                                 At the end of any deferral period, we will pay to First Busey Capital Trust all accrued and unpaid interest under the debentures. First Busey Capital Trust will then pay all accumulated and unpaid distributions to you.

You will still be taxed if
distributions on the preferred
securities are deferred.......    If a deferral of payment occurs, you must
                                  recognize the amount of the deferred
                                  distributions as income for federal income tax purposes in advance of receiving the actual cash distributions, even if you are a cash basis taxpayer.

Our full and unconditional
guarantee of payment..........    Our obligations described in this prospectus,
                                  in the aggregate, constitute a full,
                                  irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of First Busey Capital Trust under the preferred securities. Under the guarantee agreement, we guarantee that First Busey Capital Trust will use its assets to pay the distributions on the preferred securities and the liquidation amount upon liquidation of First Busey Capital
                                  Trust.

                                  However, the guarantee does not apply when
                                  First Busey Capital Trust does not have
                                  sufficient funds to make the payments. If we do not make payments on the debentures, First Busey Capital Trust will not have sufficient funds to make payments on the preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures.

We may distribute the
debentures directly to you....    We may, at any time, dissolve First Busey
                                  Capital Trust and distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required by law or regulation.

                                  If we distribute the debentures, we will use our best efforts to either designate the debentures on The Nasdaq National Market or to list them on a national exchange, if the preferred securities are then included or listed.

How the securities will rank
in right of payment...........    Our obligations under the preferred
                                  securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                                 - the preferred securities will rank equally
                                   with the common securities of First Busey
                                   Capital Trust. First Busey Capital Trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on the common securities of First Busey Capital Trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;

                                 - our obligations under the debentures and the
                                   guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and

                                 - because we are a holding company, the
                                   debentures and the guarantee will effectively be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.

Voting rights of the preferred
securities....................   Except in limited circumstances, holders of the
                                 preferred securities will have no voting rights.

Proposed Nasdaq National
Market symbol.................   BUSEP.

You will not receive
certificates..................   The preferred securities will be represented by
                                 a global security that will be deposited with and registered in the name of The Depository
                                 Trust Company, New York, New York, or its nominee. As a result, you will not receive a certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this
offering will be used.........   First Busey Capital Trust will invest all of
                                 the proceeds from the sale of the preferred securities in the debentures. We estimate that the net proceeds to us from the sale of the debentures to First Busey Capital Trust, after deducting underwriting expenses and commissions, will be approximately $18.9 million. We expect to use the proceeds from the sale of the debentures to repay short-term borrowings. Once paid down, additional borrowing capability will be available to us for corporate use, including possible acquisitions.

     Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 9.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth our selected consolidated financial information and other data. Our consolidated financial statements for the five years ended December 31, 2000 have been audited by McGladrey & Pullen, LLP, independent accountants. The selected data presented below for the three-month periods ended March 31, 2001 and March 31, 2000 are derived from unaudited financial statements. You should read this information in conjunction with the consolidated financial statements and the notes to the financial statements incorporated by reference. Results for the three-month periods are unaudited but in the opinion of management reflect all necessary adjustments for a fair presentation of results as of the dates and for the periods covered. Results for past periods do not necessarily indicate the results that may be expected for future periods, and results for the three-month period ended March 31, 2001 do not necessarily indicate the results that may be expected for the entire year ending December 31, 2001.

                             AS OF AND FOR THE THREE
                              MONTHS ENDED MARCH 31,              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                             ------------------------    ------------------------------------------------------------
                                2001          2000          2000          1999         1998        1997        1996
                             ----------    ----------    ----------    ----------    --------    --------    --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED INCOME DATA:
Interest income..........    $   24,349    $   21,744    $   93,242    $   72,311    $ 67,048    $ 63,831    $ 61,197
Interest expense.........        13,581        11,465        50,476        34,920      32,975      31,119      30,033
Net interest income......        10,768        10,279        42,766        37,391      34,073      32,712      31,164
Provision for loan
  losses.................           400           390         2,515         2,570         700       1,075       1,100
Net interest income after
  provision of loan
  losses.................        10,368         9,889        40,251        34,821      33,373      31,637      30,064
Other income:
  Service charges on
    deposit accounts.....         1,379         1,181         5,341         3,798       2,938       2,947       2,937
  Trust fees.............         1,151         1,095         4,364         4,013       3,445       3,156       2,651
  Commission and brokers'
    fees, net............           597           408         1,901         1,472       1,187       1,051         812
  Other service charges
    and fees.............           397           630         2,075         2,302       1,909       1,292         949
  Securities gains
    (losses), net........           651            (7)          737         1,035       1,243         520         256
  Gain on sales of
    loans................           433           446         1,112           895         988         439         268
  Other..................           784           639         2,758         2,677       1,820         974         896
Total other income.......         5,392         4,392        18,288        16,192      13,530      10,379       8,769
Other expense:
  Salaries and wages.....         4,264         3,890        16,192        14,758      13,524      12,134      11,662
  Employee benefits......           968           727         2,888         2,807       2,571       2,481       2,206
  Net occupancy expense
    of premises..........           802           725         3,115         2,690       2,497       2,225       1,936
  Furniture and equipment
    expenses.............           971           817         3,614         3,320       2,370       1,838       1,651
  Data processing........           190           293         1,142           838       1,924       1,760       1,476
  Amortization and
    impairment of
    intangible assets....           358           383         2,288         1,166       1,404       1,328       1,321
  Stationery, supplies
    and printing.........           257           209         1,029           986         758         704         715
  Other..................         1,518         1,671         6,981         6,498       5,352       4,796       4,819
Total other expense......         9,328         8,715        37,249        33,063      30,400      27,266      25,786
Income before income
  taxes..................         6,432         5,566        21,290        17,950      16,503      14,750      13,047
Income taxes.............         2,334         1,959         7,237         5,402       5,105       4,379       3,741
Net income...............    $    4,098    $    3,607    $   14,053    $   12,548    $ 11,398    $ 10,371    $  9,306

                             AS OF AND FOR THE THREE
                              MONTHS ENDED MARCH 31,              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                             ------------------------    ------------------------------------------------------------
                                2001          2000          2000          1999         1998        1997        1996
                             ----------    ----------    ----------    ----------    --------    --------    --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA(1):)
Earnings per share
  (basic)................    $     0.30    $     0.27    $     1.05    $     0.92    $   0.83    $   0.75    $   0.68
Earnings per share
  (diluted)..............          0.30          0.26          1.03          0.90        0.81        0.74        0.67
Cash dividends per common
  share..................          0.13          0.12          0.48          0.44        0.39        0.35        0.33
Book value per share.....          7.10          6.08          6.86          6.08        6.36        5.92        5.36
SELECTED FINANCIAL
  CONDITION DATA (AT END
  OF PERIOD):
Total assets.............    $1,331,401    $1,227,487    $1,355,044    $1,247,123    $951,531    $915,540    $864,918
Securities...............       220,528       227,585       228,597       225,046     217,991     215,514     226,350
Loans....................       972,533       899,245       984,369       886,684     662,281     602,937     569,500
Allowance for loan
  losses.................        12,577        10,698        12,268        10,403       7,101       6,860       6,131
Total deposits...........     1,131,789     1,009,426     1,148,787     1,027,981     826,704     811,453     766,927
Borrowings...............        91,601       126,897       104,149       127,756      30,900      16,550      19,405
Total stockholders'
  equity.................        96,135        81,927        92,325        82,284      87,103      81,279      73,417
PERFORMANCE RATIOS(2):
Return on average
  assets.................         1.25%         1.18%         1.12%         1.22%       1.22%       1.18%       1.08%
Return on average
  equity.................         17.66         17.85         16.56         14.68       14.02       13.42       13.40
Net interest margin(3)...          3.60          3.74          3.75          4.03        4.10        4.20        4.13
Net interest spread(3)...          3.06          3.34          3.28          3.54        3.58        3.74        3.74
Average loan-to-average
  deposit ratio..........         86.35         87.82         90.30         84.10       77.50       74.90       68.92
ASSET QUALITY RATIOS(2):
Non-performing loans to
  loans..................         0.62%         0.23%         0.55%         0.24%       0.24%       0.28%       0.18%
Allowance for loan losses
  to:
  Loans..................          1.29          1.19          1.25          1.17        1.07        1.14        1.08
  Non-performing loans...        207.54        519.32        225.76        450.00      371.39      413.00      611.88
Net charge-offs to
  average loans..........          0.04          0.01          0.07          0.05        0.07        0.06        0.08
Non-performing assets to
  total assets...........          0.47          0.25          0.42          0.21        0.20        0.24        0.21
CAPITAL RATIOS:
Stockholders' equity to
  assets.................         7.22%         6.67%         6.81%         6.60%       9.15%       8.88%       8.49%
Tier 1 risk-based
  capital................          8.70          7.94          7.77          7.81       12.07       11.81       11.35
Total risk-based
  capital................         10.37          9.48          9.43          9.40       13.23       13.01       12.48
Leverage ratio...........          5.89          5.62          5.71          5.62        7.87        7.61        7.14
RATIO OF EARNINGS TO
  FIXED CHARGES(4):
Including deposit
  interest...............         1.45x         1.46x         1.40x         1.48x       1.47x       1.44x       1.41x
Excluding deposit
  interest...............          3.73          3.04          2.88          3.75        4.42        5.41        5.00

(1) Per share data has been restated to give retroactive effect to the 2-for-1 stock split which occurred in August 1998 and the 3-for-2 stock split which occurred in May 1996.

(2) Ratios for the three month periods have been annualized.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets, and net interest spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, both on a tax-equivalent basis.

(4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and net occupancy expense. Fixed charges consist of interest and net occupancy expense.

                                  RISK FACTORS

     An investment in the preferred securities involves a number of risks. Some of these risks relate to the preferred securities and others relate to us and the financial services industry, generally. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in First Busey Capital Trust before you purchase the preferred securities offered by this prospectus.

     Because First Busey Capital Trust will rely on the payments it receives on the debentures from us to fund all payments on the preferred securities, and because First Busey Capital Trust may distribute the debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the debentures being issued by us as well as the preferred securities. Purchasers should carefully review the information in the prospectus about the preferred securities, the debentures and the guarantee.

           RISKS RELATED TO AN INVESTMENT IN THE PREFERRED SECURITIES

IF WE DO NOT MAKE INTEREST PAYMENTS UNDER THE DEBENTURES, FIRST BUSEY CAPITAL TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS. OUR GUARANTEE WILL NOT APPLY BECAUSE THE GUARANTEE COVERS PAYMENTS ONLY IF FIRST BUSEY CAPITAL TRUST HAS FUNDS AVAILABLE.

     First Busey Capital Trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, First Busey Capital Trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if First Busey Capital Trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures.

TO THE EXTENT WE MUST RELY ON DIVIDENDS FROM OUR SUBSIDIARIES TO MAKE INTEREST PAYMENTS ON THE DEBENTURES TO FIRST BUSEY CAPITAL TRUST, OUR AVAILABLE CASH FLOW MAY BE RESTRICTED AND DISTRIBUTIONS MAY BE DEFERRED.

     We are a holding company and substantially all of our assets are held by our direct and indirect subsidiaries. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the bank holding company level and dividends from our direct and indirect subsidiaries. Dividend payments or extensions of credit from our banking subsidiaries are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such subsidiary. The ability of our banking subsidiary to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. We cannot assure you that our direct and indirect subsidiaries will be able to pay dividends in the future.

REGULATORS MAY PRECLUDE US FROM MAKING DISTRIBUTIONS ON THE DEBENTURES IN THE EVENT OUR REGULATORY CAPITAL, LIQUIDITY OR FINANCIAL PERFORMANCE DETERIORATES.

     We and our subsidiaries are subject to extensive federal and state law, regulation and supervision. Our regulators monitor our financial condition on a periodic basis and may impose limitations on our operations and business activities under various circumstances. In response to any perceived deficiencies in liquidity or regulatory capital levels, our regulators may require us to obtain their consent prior to paying dividends on our capital stock or interest on the debentures. In the event our regulators withheld their consent to our payment of interest on the debentures, we would exercise our right to defer interest payments on the debentures, and First Busey Capital Trust would not have funds available to make distributions on the preferred securities during this deferral period. Our regulators could take this action alone or in conjunction with similar restrictions on the ability of our subsidiaries to pay dividends to us.

     The commencement of a deferral period with respect to interest on the debentures and, accordingly, distributions on the preferred securities, would likely cause the market price of the preferred securities to decline.

THE DEBENTURES AND THE GUARANTEE RANK LOWER THAN MOST OF OUR OTHER INDEBTEDNESS, AND OUR HOLDING COMPANY STRUCTURE EFFECTIVELY SUBORDINATES ANY CLAIMS AGAINST US TO THOSE OF OUR SUBSIDIARIES' CREDITORS.

     Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness. As of March 31, 2001, we had approximately $73.0 million outstanding principal amount of existing senior and subordinated indebtedness. The issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

     Because we are a holding company, our creditors, including depositors, also will have priority over you in any distribution of our assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our direct and indirect subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

WE MAY DEFER INTEREST PAYMENTS ON THE DEBENTURES FOR SUBSTANTIAL PERIODS, WHICH COULD HAVE ADVERSE CONSEQUENCES FOR YOU.

     We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, First Busey Capital Trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by First Busey Capital Trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

     You will also not receive the cash related to any accrued and unpaid interest from First Busey Capital Trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

     We do not currently intend to exercise our right to defer interest payments on the debentures. However, in the event of a deferral period, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT, WHICH MAY NOT PROTECT YOUR INVESTMENT IN THE EVENT WE EXPERIENCE SIGNIFICANT ADVERSE CHANGES IN OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     The indenture governing the debentures and the trust agreement governing First Busey Capital Trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of our subsidiaries to incur additional indebtedness. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

IN THE EVENT WE REDEEM THE DEBENTURES BEFORE             , 2031, YOU MAY NOT BE
ABLE TO REINVEST YOUR PRINCIPAL AT THE SAME OR A HIGHER RATE OF RETURN.

     Under the following circumstances, we may redeem the debentures before their stated maturity.

     - We may redeem the debentures, in whole or in part, at any time on or
       after             , 2006.

     - We may redeem the debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of First Busey Capital Trust. These occurrences may include adverse tax, investment company or bank regulatory developments. See "Description of the Debentures -- Redemption" beginning on page 33.

     You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If we do so, First Busey Capital Trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

WE CAN DISTRIBUTE THE DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU AND WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF THE PREFERRED SECURITIES PRIOR TO SUCH DISTRIBUTION.

     First Busey Capital Trust may be dissolved at any time before maturity of
the debentures on             , 2031. As a result, and subject to the terms of
the trust agreement, the trustees may distribute the debentures to you.

     We cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon liquidation of First Busey Capital Trust. The preferred securities, or the debentures that you may receive if First Busey Capital Trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

     If First Busey Capital Trust is classified for federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to First Busey Capital Trust and you. In addition, if there is a change in law, a distribution of debentures upon the dissolution of First Busey Capital Trust could be a taxable event to First Busey Capital Trust and you.

YOU ARE SUBJECT TO REPAYMENT RISK BECAUSE POSSIBLE TAX LAW CHANGES COULD RESULT IN A REDEMPTION OF THE PREFERRED SECURITIES.

     Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the debentures for federal income tax purposes, making early redemption of the debentures likely and resulting in redemption of the preferred securities.

     From time to time, Congress has proposed federal income tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations depending on their terms. These proposals have not been enacted into law. Although it is impossible to predict whether future proposals of this nature will be introduced and enacted with application to already issued and outstanding securities, if they are, we could be precluded from deducting interest on the debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under "Description of the Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" beginning on page 21.

TRADING CHARACTERISTICS OF THE PREFERRED SECURITIES MAY CREATE ADVERSE TAX CONSEQUENCES FOR YOU.

     The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying debentures. If you dispose of your preferred securities between record dates for distributions on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

     If interest on the debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Material Federal Income Tax Consequences" beginning on page 45, for more information on possible adverse tax consequences to you.

THERE IS NO CURRENT PUBLIC MARKET FOR THE PREFERRED SECURITIES, AND THEIR MARKET PRICE MAY DECLINE AFTER YOU INVEST.

     There is currently no public market for the preferred securities. Although we have applied for designation of the preferred securities on Nasdaq, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the inclusion of the preferred securities will continue on Nasdaq. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

     Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been determined by us and the underwriters and may be greater than the market price following the offering.

     The market price for the preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

     You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights.

     If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

AS A HOLDER OF PREFERRED SECURITIES, YOU HAVE LIMITED VOTING RIGHTS, AND WE CAN AMEND THE TRUST AGREEMENT TO CHANGE THE TERMS AND CONDITIONS OF THE ADMINISTRATION, OPERATION AND MANAGEMENT OF FIRST BUSEY CAPITAL TRUST WITHOUT YOUR CONSENT.

     Holders of preferred securities have limited voting rights. We can, without your consent, make certain amendments to the trust agreement. Your voting rights pertain primarily to certain amendments to the trust agreement and not to the administration, operation or management of First Busey Capital Trust. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

     In certain circumstances, with the consent of the holders of a majority in the aggregate liquidation amount of the preferred securities, we may amend the trust agreement to ensure that First Busey Capital Trust remains classified for federal income tax purposes as a grantor trust and to ensure that First Busey Capital Trust retains its exemption from status as an "investment company" under the Investment Company Act, even if such amendment adversely affects your rights as a holder of preferred securities. For more information regarding limitations on your ability to control amendments to the trust agreement, see "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement" beginning on page 27.

THE PREFERRED SECURITIES ARE NOT INSURED.

     Neither the FDIC nor any other governmental agency has insured the preferred securities, the guarantee or the debentures.

           RISKS RELATED TO AN INVESTMENT IN FIRST BUSEY CORPORATION

WE FACE INTENSE COMPETITION IN ALL PHASES OF OUR BUSINESS FROM OTHER BANKS AND FINANCIAL INSTITUTIONS.

     We compete for deposits with a large number of depository institutions including commercial banks, savings and loan associations, credit unions, money market funds and other financial institutions and financial intermediaries serving Champaign, McLean and Ford Counties in Illinois, Hamilton County in Indiana and Lee and Collier Counties in Florida. Principal competitive factors with respect to deposits include interest rates paid on deposits, customer service, convenience and location.

     We compete for loans with other banks headquartered in Illinois, Indiana and Florida, with loan production offices of large money center banks headquartered in other states, as well as with savings and loan associations, credit unions, finance companies, mortgage bankers, leasing companies and other institutions. Competitive factors with respect to loans include interest rates charged, customer service and responsiveness in tailoring financial products to the needs of customers. We compete for loans primarily by designing our products for and directing our marketing efforts to businesses in the markets they serve and that are locally owned, well-capitalized and well-managed.

     Many of the entities that we compete with are substantially larger in size, and many non-bank financial intermediaries are not subject to the regulatory restrictions applicable to our bank subsidiaries. We have experienced an increase in the level of competition as well as the number of competitors in recent years.

OUR CONTINUED PACE OF GROWTH MAY REQUIRE US TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, BUT THAT CAPITAL MAY NOT BE AVAILABLE WHEN IT IS NEEDED.

     We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our existing capital resources and the net proceeds from the sale of preferred securities in this offering will satisfy our immediately foreseeable capital requirements. However, to the extent we continue to expand our asset base, primarily through loan growth, we will be required to support such growth by increasing our capital to acceptable regulatory levels. Accordingly, we may need to raise additional capital in the future to support continued asset growth.

     Our ability to raise additional capital if we need it to support loan growth in the future will depend on conditions in the capital markets, which are outside of our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital when needed or on favorable terms. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and our business. These could negatively impact our ability to further expand our operations through acquisitions or the establishment of additional branches and result in increases in operating expenses and reductions in revenues that would harm our operating results.

WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

     Much of our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain executive officers, the current management teams and loan officers of our operating subsidiaries will continue to be important to the successful implementation of our strategies. It is also critical, as we grow, to be able to attract and retain additional qualified management and loan officers. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY OUR STRATEGY TO ENTER NEW MARKETS WHICH WOULD SLOW OUR GROWTH AND NEGATIVELY IMPACT OUR EARNINGS.

     Our strategic plan includes expansion into new markets by acquisitions or by establishing new branches and offices. The establishment of new offices requires a significant expenditure of capital in order to prepare the facilities for operation and additional expense in order to staff these new facilities. As our new offices mature and grow, we are able to spread our overhead costs over a broader asset base. While our new offices are generating loan activity consistent with our projections, we may encounter unanticipated difficulties that could adversely affect future profitability. In addition, we cannot assure you that we will be able to successfully operate and manage our operations in new markets or recover our initial capital investment in such operations. To the extent that we expand, we may experience the effects of higher operating expenses relative to operating income from the new offices.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB POTENTIAL LOSSES IN OUR LOAN PORTFOLIO.

     We established our allowance for loan losses in consultation with management of our bank subsidiaries and maintain it at a level considered adequate by management to absorb loan losses that are inherent in the portfolio. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and such losses may exceed current estimates. At March 31, 2001, our allowance for loan losses as a percentage of total loans was 1.29% and as a percentage of total non-performing loans was 207.54%. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we cannot predict loan losses with certainty, and we cannot assure you that our allowance for loan losses will prove sufficient to cover actual loan losses in the future. Loan losses in excess of our reserves may adversely affect our business, financial condition and results of operations.

OUR LOAN PORTFOLIO IS CONCENTRATED HEAVILY IN REAL ESTATE LOANS, WHICH INVOLVE RISKS SPECIFIC TO REAL ESTATE VALUE.

     At March 31, 2001, approximately 81.10% of our loan portfolio was secured by real estate. Although a significant portion of such loans are secured by real estate as a secondary source of collateral, adverse developments affecting real estate values in one or more of our markets could increase the credit risk associated with our loan portfolio. Additionally, if the loans are not repaid according to their terms, the real estate securing the loans, in those cases where real estate serves as the primary collateral, may not have a value equal to the amounts owed under the loan. Declines in the national economy or local economies of Champaign-Urbana and Bloomington-Normal, Illinois, Indianapolis, Indiana or

Ft. Myers/Naples, Florida could result in a decrease in real estate valuations and have an adverse impact on our financial condition.

OUR BUSINESS IS SUBJECT TO CREDIT RISKS WHICH MAY ADVERSELY AFFECT OUR EARNINGS.

     Our loan customers may not repay their loans according to their terms, and collateral securing their loans, if any, may not have a value equal to amounts owed under their loans. Like many other financial institutions, we are concerned about the possible continued softening of the economy in 2001. Should the economic climate continue to deteriorate, borrowers may experience difficulty, and the level of non-performing loans, charge-offs, and delinquencies could rise and require further increases in the provision for loan losses which may cause our net income to decrease.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in or incorporated by reference into this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements may include, among other things:

     - statements relating to anticipated improvements in earnings, earnings per share, and other financial performance;

     - statements relating to projected growth and management's long term performance goals;

     - statements relating to the anticipated effects on results of operations or financial condition from expected developments or events;

     - statements relating to our business and growth strategies, including potential mergers and acquisitions; and

     - any other statements which are not historical facts.

     Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by such forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the "Risk Factors" section of this prospectus beginning on page 9.

     The forward-looking statements included or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the document incorporated by reference, as applicable. We do not intend, and undertake no obligation, to update these forward looking statements.

                                USE OF PROCEEDS

     First Busey Capital Trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We anticipate that the net proceeds from the sale of the debentures will be approximately $18.9 million after deduction of offering expenses and underwriting commissions estimated to be $1.1 million.

     We expect to use the proceeds from the sale of the debentures to repay holding company indebtedness currently outstanding. Our holding company debt consists of a line of credit and term loan in the aggregate amount of $35.0 million from an unaffiliated lender, $28.7 million of which was outstanding at March 31, 2001 and which accrues interest on the outstanding principal balance at 6.73%. Once paid down, additional borrowing capability will be available to us for corporate use, including possible acquisitions. Although we engage in exploratory discussions regarding potential acquisitions from time to time, we do not currently have any commitments to acquire or merge with any financial institutions.

                                 CAPITALIZATION

     The following table sets forth our total capitalization at March 31, 2001, on a historical basis and as adjusted for the offering and the application of the estimated net proceeds from the corresponding sale of the debentures, as if such sale had been consummated on March 31, 2001. You should read this data in conjunction with the consolidated financial statements and notes to the financial statements incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. See "Documents Incorporated by Reference" on page 52.

                                                                    MARCH 31, 2001
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
                                                                (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
Short-term borrowings.......................................    $ 30,983     $ 12,123
Long-term debt..............................................      42,994       42,994
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
  SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY SUBORDINATED
  DEBENTURES(1).............................................    $     --     $ 20,000
                                                                ========     ========
STOCKHOLDERS' EQUITY:
Common stock, no par value; 40,000,000 shares authorized;
  13,535,432 shares issued and outstanding..................    $  6,291     $  6,291
Surplus.....................................................      21,861       21,861
Retained earnings...........................................      75,565       75,565
Accumulated other comprehensive income......................       6,973        6,973
Treasury stock..............................................     (12,267)     (12,267)
Unearned ESOP shares........................................      (2,283)      (2,283)
Deferred compensation for stock grants......................          (5)          (5)
                                                                --------     --------
  Total stockholders' equity................................    $ 96,135     $ 96,135
                                                                ========     ========
CAPITAL RATIOS(2):
Leverage(3).................................................        5.89%        7.41%
Tier 1 risk-based capital(4)................................        8.70        10.92
Total risk-based capital(4).................................       10.37        12.62

(1) First Busey Capital Trust I, our wholly owned subsidiary, will hold, as its sole asset, $20 million in principal amount of subordinated debentures related to the preferred securities.

(2) The capital ratios, as adjusted, are computed including the estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(3) The leverage ratio is core capital divided by average quarterly assets, after deducting goodwill and other intangible assets.

(4) The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital. As adjusted for this offering, our Tier 1 capital as of March 31, 2001, would have been approximately $97.0 million, of which $20.0 million would have been attributable to the preferred securities.

                      ACCOUNTING AND REGULATORY TREATMENT

     First Busey Capital Trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of First Busey Capital Trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated balance sheet under a separate caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our consolidated statements of income.

     Our future reports filed under the Exchange Act will include a footnote to the audited consolidated financial statements stating that:

     - First Busey Capital Trust is wholly-owned;

     - the sole assets of First Busey Capital Trust are the debentures, specifying the debentures' outstanding principal amount, interest rate and maturity date; and

     - our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of First Busey Capital Trust under the preferred securities.

     Under accounting rules of the Securities and Exchange Commission, we are not required to include separate financial statements of First Busey Capital Trust in this prospectus because we will own all of the voting securities of First Busey Capital Trust, First Busey Capital Trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                    DESCRIPTION OF FIRST BUSEY CAPITAL TRUST

     First Busey Capital Trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as depositor, and the trustees named in the trust agreement. A certificate of trust has been filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

     The following discussion contains a description of the material terms of the trust agreement of First Busey Capital Trust and is subject to, and qualified in its entirety by reference to, the amended and restated trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

     The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of First Busey Capital Trust, which have certain prior rights over the other securities of First Busey Capital Trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of First Busey Capital Trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

     First Busey Capital Trust exists exclusively for the purposes of:

     - issuing the preferred securities to the public for cash;

     - issuing its common securities to us in exchange for our capitalization of First Busey Capital Trust;

     - investing the proceeds from the sale of the trust securities in an equivalent amount of our debentures; and

     - engaging in other activities that are incidental to those listed above.

     The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit First Busey Capital Trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of First Busey Capital Trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which First Busey Capital Trust may become subject, except for federal withholding taxes that are properly withheld.

     The number of trustees of First Busey Capital Trust will initially be five. Three of the trustees will be persons who are our employees. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will also initially be Wilmington Trust Company. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Wilmington Trust Company will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Debentures" beginning on page 31 and "Description of the Guarantee" beginning on page 41. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. First Busey Capital Trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

     The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "payment account" established with Wilmington Trust Company to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to First Busey Capital Trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of First Busey Capital Trust" beginning on page 18. Wilmington Trust Company will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made a part of the trust agreement by the Trust Indenture Act.

     The following discussion contains a description of the material provisions of the preferred securities and is subject to, and is qualified in its entirety by reference to, the trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The trust agreement authorizes the administrative trustees, on behalf of First Busey Capital Trust, to issue the trust securities, which are comprised of 2,000,000 preferred securities to be sold to the public and 61,856 common securities, which we will acquire. In the event the underwriters exercise their over-allotment option, the trust agreement authorizes the administrative trustees, on behalf of First Busey Capital Trust, to issue an additional 300,000 preferred securities to the public and 9,278 common securities to us. We will own all of the common securities issued by First Busey Capital Trust. First Busey Capital Trust is not permitted to issue any securities other than the trust securities or to incur any indebtedness.

     The preferred securities will represent preferred undivided beneficial interests in the assets of First Busey Capital Trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "-- Subordination of Common Securities" on page 23.

     The property trustee will hold legal title to the debentures in First Busey Capital Trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by First Busey Capital Trust, and payments upon redemption of the preferred securities or liquidation of First Busey Capital Trust, to the extent described under "Description of the Guarantee" beginning on page 41. The guarantee agreement does not cover the payment of any distribution or the liquidation amount when First Busey Capital Trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

     Source of Distributions. The funds of First Busey Capital Trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which First Busey Capital Trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

     Payment of Distributions. Distributions on the preferred securities will be
payable at the annual rate of      % of the $10 stated liquidation amount,
payable quarterly on March 30, June 30, September 30, and December 30 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be September 30, 2001.

     Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day" we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

     Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No
extension period may extend beyond             , 2031 or end on a date other
than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional
amounts at the annual rate of      %, compounded quarterly from the relevant
distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than the payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

     - make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with, or junior to, the debentures;

     - make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our direct or indirect subsidiaries if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

     - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

     We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

REDEMPTION OR EXCHANGE

     General. Subject to the prior approval of the Federal Reserve, if required by law or regulation, we will have the right to redeem the debentures:

     - in whole at any time, or in part from time to time, on or after
                   , 2006;

     - at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

     - at any time, to the extent of any preferred securities we repurchase, plus a proportionate amount of the common securities we hold.

     Mandatory Redemption. Upon our repayment or redemption, in whole or in
part, of any debentures, whether on             , 2031 or earlier, the property
trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

     Distribution of Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required by law or regulation, we will have the right at any time to dissolve, wind-up or terminate First Busey Capital Trust and, after satisfaction of the liabilities of creditors of First Busey Capital Trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of First Busey Capital Trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of First Busey Capital Trust. See "-- Liquidation Distribution Upon Termination" beginning on page 24.

     After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

     - those trust securities will no longer be deemed to be outstanding;

     - certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

     - we will use our best efforts to designate the debentures for inclusion on Nasdaq or to list them on a national exchange, if the preferred securities are then included or listed;

     - any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, plus unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities and accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

     - all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

     We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of First Busey Capital Trust were to occur would be favorable. The preferred securities that you may purchase, or the debentures that you may receive on dissolution and liquidation of First Busey Capital Trust, may trade at a discount to the price that you paid to purchase the preferred securities.

     Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve First Busey Capital Trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures. See "Description of the Debentures -- Redemption" beginning on page 33.

     "Tax Event" means the receipt by First Busey Capital Trust and us of an opinion of counsel having a recognized federal tax and securities law practice stating that there is more than an insubstantial risk that:

     - interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

     - First Busey Capital Trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

     - First Busey Capital Trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges, as a result of any amendment to any tax laws or regulations.

     "Investment Company Event" means the receipt by First Busey Capital Trust and us of an opinion of counsel having a recognized federal tax and securities law practice to the effect that First Busey Capital Trust is, or will be, considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation. "Capital Treatment Event" means the receipt by First Busey Capital Trust and us of an opinion of counsel having a recognized bank regulatory practice to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

     For all of the events described above, we or First Busey Capital Trust must request and receive an opinion of counsel experienced in such matters with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

     Redemption of Debentures in Exchange for Preferred Securities We
Purchase. Upon prior approval of the Federal Reserve, if required by law or regulation, we will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have repurchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures. Neither we nor First Busey Capital Trust will call for redemption any preferred securities owned by other holders at any time when we elect to exchange trust securities we own for debentures.

     The common securities we surrender will be in the same proportion to the preferred securities we surrender as is the ratio of common securities then outstanding to the preferred securities then outstanding. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange will be cancelled.

REDEMPTION PROCEDURES

     Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that First Busey Capital Trust has funds available for the payment of the redemption price.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

     If First Busey Capital Trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance" beginning on page 39. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities, funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

     If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

     If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by First Busey Capital Trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by First Busey Capital Trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee" beginning on page 41.

     Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

     If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $1,000, or a multiple of $1,000, of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed.

     Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the preferred securities and common securities of First Busey Capital Trust will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

     In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     We will have the right at any time to dissolve, wind-up or terminate First Busey Capital Trust and cause the debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required by law or regulation.

     In addition, First Busey Capital Trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

     - our bankruptcy, dissolution or liquidation;

     - the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate First Busey Capital Trust;

     - redemption of all of the preferred securities as described on page 21 under " -- Redemption or Exchange -- Mandatory Redemption"; or

     - the entry of a court order for the dissolution of First Busey Capital Trust.

     With the exception of a redemption as described on page 21 under " -- Redemption or Exchange -- Mandatory Redemption," if an early termination of First Busey Capital Trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of First Busey Capital Trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:

     - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

     - with an interest rate identical to the distribution rate on the trust securities; and

     - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

     However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because we have insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by First Busey Capital Trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See " -- Subordination of Common Securities" on page 23.

     Under current federal income tax law and interpretations and assuming that First Busey Capital Trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Material Federal Income Tax Consequences" beginning on page 45. If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures.

     If we elect to dissolve First Busey Capital Trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of First Busey Capital Trust, we will continue to have the right to shorten the maturity of the debentures. See "Description of the Debentures -- General" beginning on page 31.

LIQUIDATION VALUE

     The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of First Busey Capital Trust is $10 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See "-- Liquidation Distribution Upon Termination" beginning on page 24.

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

     - the occurrence of an event of default under the indenture, see "Description of the Debentures -- Debenture Events of Default" beginning
       on page   ;

     - a default by First Busey Capital Trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

     - a default by First Busey Capital Trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

     - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

     - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

     Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not we or they are in compliance with all applicable conditions and covenants under the trust agreement.

     If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of First Busey Capital Trust. See "-- Subordination of Common Securities" and "-- Liquidation Distribution Upon Termination" beginning on page
23. The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

     Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the property of First Busey Capital Trust may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the property of First Busey Capital Trust, or (2) to act as separate trustee of any property of First Busey Capital Trust. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF FIRST BUSEY CAPITAL TRUST

     First Busey Capital Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of First Busey Capital Trust, and the conditions set forth below would apply to such transaction. First Busey Capital Trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

     - the successor entity either (1) expressly assumes all of the obligations of First Busey Capital Trust with respect to the preferred securities, or
       (2) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities, referred to as "successor securities," so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

     - we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

     - the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

     - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect;

     - the successor entity has a purpose substantially identical to that of First Busey Capital Trust;

     - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (1) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect, and (2) following the transaction, neither First Busey Capital Trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

     - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement.

Notwithstanding the foregoing, First Busey Capital Trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause First Busey Capital Trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as described below and under "Description of the Guarantee
 -- Amendments and Assignment" on page 42, and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

     The trust agreement may be amended from time to time by us, as holders of the common securities, and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

     - with respect to acceptance of appointment by a successor trustee;

     - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

     - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that First Busey Capital Trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that First Busey Capital Trust will not be required to register as an "investment company" under the Investment Company Act.

     With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect First Busey Capital Trust's status as a grantor trust for federal income tax purposes or First Busey Capital Trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (1) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (2) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

     As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

     - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

     - waive any past default that is waivable under the indenture;

     - exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

     - consent to any amendment or termination of the indenture or the debentures, where the property trustee's consent is required. However, where a consent under the Indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that First Busey Capital Trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

     Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

     No vote or consent of the holders of preferred securities will be required for First Busey Capital Trust to redeem and cancel its preferred securities in accordance with the trust agreement.

     Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any of our affiliates or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL PREFERRED SECURITIES

     The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance" beginning on page 39.

     No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

     - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

     - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

     - there shall have occurred and be continuing an event of default under the indenture.

Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $1,000, and multiples of $1,000, and may be transferred or exchanged at the offices described below.

     Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

     Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry
Issuance" beginning on page   .

     Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

     So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

     None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance" beginning on page 39.

PAYMENT AND PAYING AGENCY

     Payments in respect of the preferred securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

REGISTRAR AND TRANSFER AGENT

     The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of First Busey Capital Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. First Busey Capital Trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee undertakes to perform only the duties set forth in the trust agreement and as required by the Trust Indenture Act. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of his or her own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The administrative trustees are authorized and directed to conduct the affairs of and to operate First Busey Capital Trust in such a way that:

     - First Busey Capital Trust will not be deemed to be an "investment company" required to be registered under Investment Company Act;

     - First Busey Capital Trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

     - the debentures will be treated as indebtedness incurred by us for federal income tax purposes.

In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the necessary or desirable for these purposes.

     Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                         DESCRIPTION OF THE DEBENTURES

     Concurrently with the issuance of the preferred securities, First Busey Capital Trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

     The following discussion contains a description of the material provisions of the debentures and is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The debentures will be limited in aggregate principal amount to $20,618,560, or $23,711,340 if the underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest
at the annual rate of      % of the principal amount. The interest will be
payable quarterly on March 30, June 30, September 30 and December 30 of each year, beginning September 30, 2001, to the person in whose name each debenture is registered at the close of business on the 15th day of the month in which the relevant distribution occurs. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the
annual rate of      %, compounded quarterly.

     The debentures will mature on             , 2031, the stated maturity date.
We may shorten this date once at any time to any date after             , 2006,
subject to the prior approval of the Federal Reserve, if required by law or regulation.

     We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from First Busey Capital Trust until after
            , 2006, except if (1) a Tax Event, an Investment Company Event or a
Capital Treatment Event, which terms are defined on pages   , has occurred, or
(2) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

     The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or

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

reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See " -- Subordination" beginning on page 34.

     The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and
unpaid, together with interest thereon at the annual rate of      %, compounded
quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Material Federal Income Tax Consequences" beginning on page 45.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a stockholders' rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

     - make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the debentures;

     - make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our direct or indirect subsidiaries if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

     - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

     Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

     We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (1) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (2) the date we are required to give notice of the record date, or the date the distributions are payable, to Nasdaq, or other applicable exchange of self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

     Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

     If First Busey Capital Trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by First Busey Capital Trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts First Busey Capital Trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

REDEMPTION

     Subject to prior approval of the Federal Reserve, if required by law or regulation, we may redeem the debentures prior to maturity:

     - on or after             , 2006, in whole at any time or in part from time
       to time;

     - in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

     - at any time to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

     In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

     The debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described on page 24 under "Description of the Preferred
Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the debentures may be distributed to the holders of the preferred securities in liquidation of First Busey Capital Trust after satisfaction of liabilities to creditors of First Busey Capital Trust. If this occurs, we will use our best efforts to designate the debentures for inclusion on Nasdaq or to list them on a national exchange, if the preferred securities are then included or listed. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

RESTRICTIONS ON PAYMENTS

     We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

     If any of these events occur, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a stockholders' rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

     - make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

     - make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any guarantee by us of the debt securities of any of our direct or indirect subsidiaries if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

     - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

SUBORDINATION

     The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

     If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

     No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

     The term "debt" means, with respect to any person, whether recourse is to all, or a portion, of the assets of the person and whether or not contingent:

     - every obligation of the person for money borrowed;

     - every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

     - every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

     - every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

     - every capital lease obligation of the person; and

     - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after such date. However, senior debt will not be deemed to include:

     - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

     - any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

     - any debt of ours to any of our non-bank subsidiaries;

     - any debt to any of our employees;

     - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

     - debt which constitutes subordinated debt.

     The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

     - any of our debt that when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

     - debt which constitutes senior debt; and

     - any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our finance subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for Tier 1 capital treatment.

     We expect from time to time to incur additional indebtedness, and there is no limitation under the indenture on the amount of indebtedness we may incur. We had consolidated senior debt of approximately $73.0 million outstanding principal amount at March 31, 2001. Although we expect to repay approximately $18.9 million of our short-term borrowings from the sale of the debentures, we expect to incur additional senior or subordinated debt in the future.

PAYMENT AND PAYING AGENTS

     Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (1) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (2) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, if proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

     Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from First Busey Capital Trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

     The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware or New York, New York, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

     If we redeem any of the debentures, neither we nor the indenture trustee will be required to (1) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (2) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

     We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in total principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

     - extend the maturity date of the debentures;

     - reduce the principal amount or the rate or extend the time of payment of interest; or

     - reduce the percentage of principal amount of debentures required to amend the indenture.

     As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

DEBENTURE EVENTS OF DEFAULT

     The indenture provides that any one or more of the following events with respect to the debentures constitutes an event of default under the indenture:

     - our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly extended the interest payment;

     - our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

     - our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

     - our bankruptcy, insolvency or reorganization or dissolution of First Busey Capital Trust (except for certain transactions specifically permitted by the trust agreement).

     The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by the acceleration. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the preferred securities will have this right.

     If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

     We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

     If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, First Busey Capital Trust may become subject to the reporting obligations under the Exchange Act.

     The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities -- Events of Default; Notice" on page 25.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

     - if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures;

     - immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

     - certain other conditions as prescribed in the indenture are satisfied.

     Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of First Busey Capital Trust, and the provisions of the trust agreement relating to a replacement of First Busey Capital Trust would apply to such transaction. See "Description of the Preferred Securities -- Mergers, Consolidations, Amalgamations or Replacements of First Busey Capital Trust" beginning on page 26.

SATISFACTION AND DISCHARGE

     The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

     - have become due and payable; or

     - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

     We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

     The indenture and the debentures will be governed by and construed in accordance with Illinois law.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

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

MISCELLANEOUS

     We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

     - to maintain directly or indirectly 100% ownership of the common securities of First Busey Capital Trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

     - not to voluntarily terminate, wind up or liquidate First Busey Capital Trust without prior approval of the Federal Reserve, if required by law or regulation;

     - to use our reasonable efforts to cause First Busey Capital Trust (1) to remain a business trust, and to avoid involuntary termination, winding up or liquidation, except in connection with a distribution of debentures, the redemption of all of the trust securities or mergers, consolidations or amalgamations, each as permitted by the trust agreement, and (2) to otherwise continue not to be treated as an association taxable as a corporation or a partnership for federal income tax purposes;

     - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures;

     - to use our reasonable efforts to maintain the eligibility of the preferred securities for quotation or listing on any national securities exchange or other organization for as long as the preferred securities are outstanding; and

     - not to issue directly or indirectly additional trust preferred securities that are senior in right of payment to the preferred securities.

                              BOOK-ENTRY ISSUANCE

GENERAL

     DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co., as DTC's nominee. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

     DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on the DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. These beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

     DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and First Busey Capital Trust assume no responsibility for the accuracy thereof. Neither we nor First Busey Capital Trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

     Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

DISTRIBUTION OF FUNDS

     The property trustee will make distributions on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, First Busey Capital Trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

     DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC, or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

     The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities.

     The following discussion contains a description of the material provisions of the guarantee and is subject to, and is qualified in its entirety by reference to, the guarantee agreement and to the Trust Indenture Act. We urge prospective investors to read the form of the guarantee agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments, as defined below, to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that First Busey Capital Trust may have or assert other than the defense of payment.

     The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by First Busey Capital Trust and to the extent that First Busey Capital Trust has funds available for those distributions, will be subject to the guarantee:

     - any accumulated and unpaid distributions required to be paid on the preferred securities;

     - with respect to any preferred securities called for redemption, the redemption price; and

     - upon a voluntary or involuntary dissolution, winding up or termination of First Busey Capital Trust, other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities, the lesser of:

        (1) the amount of the liquidation distribution; or

        (2) the amount of assets of First Busey Capital Trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing First Busey Capital Trust to pay the amounts to the holders.

     The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent First Busey Capital Trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by First Busey Capital Trust, First Busey Capital Trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

STATUS OF THE GUARANTEE

     The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

     The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by First Busey Capital Trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement" beginning on page 27.

EVENTS OF DEFAULT; REMEDIES

     An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

     Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

     We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force and effect upon:

     - full payment of the redemption price of the preferred securities;

     - full payment of the amounts payable upon liquidation of First Busey Capital Trust; or

     - distribution of the debentures to the holders of the preferred securities.

     If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

EXPENSE AGREEMENT

     We will, pursuant to the agreement as to expenses and liabilities entered into by us and First Busey Capital Trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom First Busey Capital Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of First Busey Capital Trust, other than obligations of First Busey Capital Trust to pay to the holders of the preferred securities or other similar interests in First Busey Capital Trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of First Busey Capital Trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

     The guarantee will be governed by Illinois law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                        THE DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and First Busey Capital Trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of First Busey Capital Trust under the preferred securities.

     If and to the extent that we do not make payments on the debentures, First Busey Capital Trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when First Busey Capital Trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

     - the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     - the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

     - we will pay for any and all costs, expenses and liabilities of First Busey Capital Trust, except the obligations of First Busey Capital Trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

     - First Busey Capital Trust will not engage in any activity that is not consistent with the limited purposes of First Busey Capital Trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF FIRST BUSEY CAPITAL TRUST

     The preferred securities evidence preferred undivided beneficial interests in the assets of First Busey Capital Trust. First Busey Capital Trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures issued by us and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from First Busey Capital Trust, or from us under the guarantee agreement, if and to the extent First Busey Capital Trust has funds available for the payment of the distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of First Busey Capital Trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by First Busey Capital Trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination" beginning on page 24.

     Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of First Busey Capital Trust other than the obligations of First Busey Capital Trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following is a summary of the material federal income tax consequences of the purchase, ownership and disposition of preferred securities. Except as otherwise specifically discussed below, this summary only addresses the federal income tax consequences to a person that acquires preferred securities on their original issue at the first price at which a substantial amount of the preferred securities was sold (the "issue price") and that is:

     - an individual citizen or resident of the United States;

     - a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia;

     - an estate the income of which is subject to federal income taxation regardless of its source; or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more US fiduciaries have the authority to control all the substantial decisions of such trust or certain trusts in existence on August 20, 1996 which were treated as domestic trusts and elected to continue such treatment.

Each of the above is referred to as a "US Person."

     This summary does not address all federal income tax consequences that may be applicable to a US Person that is a beneficial owner of preferred securities, nor does it address the tax consequences to:

     - persons that are not US Persons;

     - persons that may be subject to special treatment under federal income tax law, including, but not limited to, banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations and dealers in securities or currencies;

     - persons that will hold preferred securities as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes;

     - persons whose functional currency is not the US dollar; or

     - persons that do not hold preferred securities as capital assets.

     This summary is based upon the Internal Revenue Code of 1986, Treasury regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the federal income tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of preferred securities. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ substantially from the treatment described below.

CLASSIFICATION OF THE DEBENTURES

     In the opinion of Chapman and Cutler, the debentures will be classified for federal income tax purposes under current law as our indebtedness, and, by acceptance of a preferred security, each holder covenants to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the IRS or, if challenged, that it will be sustained. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as our indebtedness.

CLASSIFICATION OF FIRST BUSEY CAPITAL TRUST

     Under current law and assuming compliance with the terms of the trust agreement, in the opinion of Chapman and Cutler, First Busey Capital Trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. The following disclosure regarding certain federal income tax consequences assumes that First Busey Capital Trust will be treated as a grantor trust for federal income tax purposes.

     Each holder of preferred securities will be treated as owning, directly or indirectly, an interest in the debentures and, thus, will be required to take into account its pro rata share of interest on the debentures as interest income, including original issue discount, if any, paid or accrued with respect to the debentures whether or not cash is actually distributed to the holders of preferred securities. See " -- Interest Income and Original Issue Discount" below.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Except as set forth below, a US holder of a preferred security will take into account its pro rata share of interest on the debentures as interest income at the time it is paid or accrued in accordance with such holder's method of accounting for federal income tax purposes.

     We have the right, at any time and from time to time, subject to certain conditions, to defer interest on the debentures, which will in turn result in the deferral of interest on the preferred securities for a period not exceeding 20 consecutive quarters, but not beyond the maturity date of the preferred securities. Under Treasury regulations, remote contingencies that stated interest will not be timely paid are ignored in determining whether a debt instrument is issued with original issue discount. We have concluded that, as of the date of this prospectus, the likelihood of us exercising our option to defer payments of interest on the debentures is remote within the meaning of the Treasury regulations. Therefore, the debentures should not be treated as issued with OID. It should be noted that these Treasury regulations have not been addressed in any rulings or other interpretations by the IRS and it is possible that the IRS could take a position contrary to the interpretation described herein.

     Even though not anticipated, as described in the preceding paragraph, if payments of interest are deferred with respect to the debentures, the debentures would at that time be treated, solely for purposes of the OID rules, as having been retired and reissued with OID in an amount equal to the aggregate of all future payments of interest on the debentures. Accordingly, although the distributions would be deferred with respect to the preferred securities, a US holder of preferred securities would be required to accrue its pro rata share of interest on the debentures as OID on an economic accrual basis notwithstanding that we will not make any interest payments during such period on the debentures, and any US holder of preferred securities who disposes of the preferred securities prior to the record date for the payment of distributions following an extension period will be required to take into account any OID accrued during such period but will not receive any cash related thereto. If payment of interest on the debentures is deferred, OID will accrue over the remaining term of the debentures, and correspondingly with respect to the preferred securities, on a constant yield basis calculated in accordance with the method provided by Treasury regulations under section 1272 of the Internal Revenue Code (the "OID Regulations").

     If our option to extend the payment of interest on the debentures were not treated as remote, the debentures would be considered issued with OID at initial issuance, which OID would, in general, accrue over the term of the debentures, and correspondingly with respect to the preferred securities, on a constant yield basis. If our option to extend any payment on the debentures were further considered an unconditional option within the meaning of the OID Regulations, OID would also accrue over the term of the debentures on a constant yield basis. We believe that our option to extend the interest payment period on the debentures is not an unconditional option within the meaning of the OID Regulations.

     Subsequent uses of the term "interest" in this summary include income in the form of OID.

     Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

MARKET DISCOUNT

     If the preferred securities are treated for federal income tax purposes as representing an undivided interest in the debentures and a purchaser of a preferred security acquires a preferred security for less than its issue price (or a preferred security's "revised issue price" if the preferred securities are treated as being issued with OID), the preferred security will be treated as acquired with "market discount." However, market discount with respect to a preferred security will be considered to be zero if it is de minimis. Market discount will be de minimis with respect to a preferred security if it is less than the product of (1) 0.25% of the purchaser's pro rata share of the "stated redemption price at maturity" of the debentures multiplied by (2) the number of complete years to maturity of such debentures after the date of purchase. If the debentures are treated as being sold with OID, the application of the market discount rules to the preferred securities upon the sale of a preferred security is unclear to the extent we make periodic cash payments of interest. You should consult with your own tax advisors with respect to whether market discount will be created upon the sale or other disposition of a preferred security.

     The purchaser of a preferred securities with more than a de minimis amount of market discount generally will be required to treat any gain on the sale, exchange, redemption, repayment or other disposition of all or part of the preferred securities as ordinary income to the extent of accrued (but not previously taxed) market discount. Market discount generally will accrue ratably during the period from the date of purchase of such preferred securities to the maturity date of the preferred securities, unless the holder irrevocably elects to accrue such market discount on the basis of a constant interest rate.

     A holder who has acquired a preferred security at a market discount generally will be required to defer any deductions of interest expense attributable to any indebtedness incurred or continued to purchase or carry the preferred security to the extent such interest expense exceeds the related interest income. Any such deferred interest expense generally will be allowable as a deduction not later than the year in which the related market discount income is recognized. As an alternative to the inclusion of market discount in income upon disposition of all or a portion of a preferred security, including redemptions, a holder may make an election to include market discount in income as it accrues on all market discount instruments acquired by the holder during or after the taxable year for which the election is made. In that case, the preceding deferral rule for interest expense will not apply. Any election of this nature may not be revoked without the IRS's consent.

DISTRIBUTION OF DEBENTURES TO SECURITYHOLDERS

     Under current law, a distribution by First Busey Capital Trust of the debentures as described under the caption "Description of the Preferred Securities -- Liquidation Distribution Upon Termination" on page 24 will be non-taxable and will result in the securityholder's receiving directly his or her pro rata share of the debentures previously held indirectly through First Busey Capital Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such securityholder had in its preferred securities before such distribution. If, however, the liquidation of First Busey Capital Trust were to occur because First Busey Capital Trust is subject to federal income tax as a corporation, the distribution of debentures to securityholders by First Busey Capital Trust would be a taxable event to First Busey Capital Trust and it would recognize gain or loss as if it sold the debentures for their then fair market value. Each securityholder would also recognize gain or loss as if the securityholder had exchanged preferred securities for the fair market value of the debentures it received upon the liquidation of First Busey Capital Trust. A securityholder will include interest in respect of debentures received from First Busey Capital Trust in the manner described above under " -- Interest Income and Original Issue Discount" and
" -- Market Discount."

SALES OR REDEMPTIONS OF PREFERRED SECURITIES

     A holder of preferred securities that sells or redeems for cash preferred securities will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the preferred securities and the amount realized on the sale of such preferred securities. If the debentures are deemed to be issued with OID, the tax basis of a holder of preferred securities generally will be the holder's initial purchase price, increased by OID previously accrued by the holder of preferred securities prior to the date of disposition and decreased by distributions or other payments received on the preferred securities that do not represent payments of principal on the debentures. Such gain or loss generally will be a capital gain or loss, except to the extent any amount realized is attributable to interest income, the tax on which will be dependent on the holding period of the preferred securities and other factors.

     Should we exercise our option to defer any payment of interest on the debentures, resulting in deferral of payments on the preferred securities, the preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. In the event of such a deferral, a holder of preferred securities who disposes of its preferred securities between record dates for payments of distributions thereon will be required to accrue interest income to the date of disposition as OID, but may not receive the cash related thereto. However, such holder of preferred securities will add such amount to its adjusted tax basis in the preferred securities. To the extent the selling price is less than the holder's of preferred securities adjusted tax basis, such holder of preferred securities will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

     Congress and various Presidential administrations have considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations depending on their terms. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be introduced which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures. Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve, if then required, to cause a redemption of the preferred securities before, as well
as after,             , 2006. See "Description of the Debentures -- Redemption"
beginning on page 33 and "Description of the Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" beginning on page 21.

INFORMATION REPORTING

     Generally, interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year.

BACKUP WITHHOLDING

     Unless a holder of preferred securities complies with certain identification requirements, "backup" withholding tax of 31% may apply to payments made on, and proceeds from the sale of, preferred securities. Any withheld amounts will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the IRS on a timely basis.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS TO THE EXTENT THAT THE TAX CONSEQUENCES ARE NOT ADDRESSED ABOVE, SUCH AS THE PARTICULAR PERSONAL TAX CONSEQUENCES WHICH MAY VARY FOR INVESTORS IN DIFFERENT TAX SITUATIONS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

     In any case, we and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans with respect to which we or any of our affiliates are a fiduciary or provide services to either the plan or the sponsor or contributor to such plan. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement described in section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may result in a prohibited transaction under ERISA or the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or section 4795 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

     Howe Barnes Investments, Inc. and Stephens Inc. are acting as representatives of the underwriters listed below. Subject to the terms and conditions set forth in the underwriting agreement among us, First Busey Capital Trust and the underwriters, the underwriters have severally agreed to purchase from First Busey Capital Trust an aggregate of 2,000,000 preferred securities, in the amounts listed below opposite their respective names.

                                                                     NUMBER OF
                        UNDERWRITERS                            PREFERRED SECURITIES
                        ------------                            --------------------
Howe Barnes Investments, Inc................................
Stephens Inc................................................
                                                                     ---------
       Total................................................         2,000,000
                                                                     =========

     Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

     First Busey Capital Trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 300,000 additional preferred securities. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion as allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

     The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by First Busey Capital Trust, as shown in the table below, do not reflect various expenses of the offering, including registration and stock exchange fees, trustees' fees, accounting fees and related expenses, fees and expenses of our legal counsel, and printing expenses, which are estimated to be $340,000 and payable by us.

                                                                                        TOTAL WITH EXERCISE
                                                        PER PREFERRED                    OF OVER-ALLOTMENT
                                                          SECURITY          TOTAL             OPTION
                                                        -------------    -----------    -------------------
Public offering price...............................       $10.00        $20,000,000        $23,000,000
Proceeds, before expenses, to First Busey Capital
  Trust.............................................        10.00         20,000,000         23,000,000
Underwriting commission.............................
                                                        ---------        -----------    ---------------
Proceeds, before expenses, to us....................
                                                        ---------        -----------    ---------------

     The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth alone, and to certain securities dealers, who may include the underwriters, at this price, less a concession not in excess of $
----- per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $
----- per preferred security to certain brokers and dealers.

     The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities. After the preferred securities are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms.

     We and First Busey Capital Trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act.

     We have applied to designate the preferred securities for inclusion on Nasdaq under the symbol "BUSEP." Even if approved for such designation, neither we nor the underwriters can assure you as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the preferred securities may not be indicative of the market price following the offering. The representatives of the underwriters will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

     - the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

     - the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

     - the underwriters may stabilize or maintain the price of the preferred securities by bidding;

     - the underwriters may engage in passive market making transactions; and

     - the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

     The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

     Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

                                 LEGAL MATTERS

     Certain matters of Delaware law relating to the validity of the preferred securities and the formation of First Busey Capital Trust have been passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to us and First Busey Capital Trust. The validity of the preferred securities guarantee, the debentures and matters relating to federal income tax considerations have been passed upon for us by Chapman and Cutler, Chicago, Illinois, counsel to us and First Busey Capital Trust. Certain legal matters will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois. Chapman and Cutler has relied, and Barack Ferrazzano Kirschbaum Perlman & Nagelberg will rely, on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law.

                                    EXPERTS

     Our consolidated financial statements, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report included in our Annual Report. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of McGladrey & Pullen, LLP as experts in accounting and auditing.

                         WHERE YOU CAN FIND INFORMATION

     This prospectus is a part of a Registration Statement on Form S-3 filed by us and First Busey Capital Trust with the SEC under the Securities Act, with respect to the preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Busey and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, Room 1400, New York, New York 1000. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

     First Busey Capital Trust is not currently subject to the information reporting requirements of the Exchange Act and, although First Busey Capital Trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that First Busey Capital Trust will be required to file separate reports under the Exchange Act.

     Each holder of the preferred securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

     We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below, all of which are filed under SEC File No. 0-15950:

          (a) our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 26, 2001;

          (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001, as amended on Form 10-Q/A, filed with the SEC on May 17, 2001; and

          (c) our Current Report on Form 8-K filed with the SEC on April 17,
     2001.

     We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

     You may request, and we will provide, a copy of these filings at no cost by contacting Barbara J. Kuhl, at the following address and phone number:

                                          First Busey Corporation
                                          201 West Main Street
                                          Urbana, Illinois 61801
                                          (217) 365-4556

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         2,000,000 PREFERRED SECURITIES

                          FIRST BUSEY CAPITAL TRUST I

                   ---% CUMULATIVE TRUST PREFERRED SECURITIES

                           LIQUIDATION AMOUNT $10 PER
                               PREFERRED SECURITY

                     FULLY, IRREVOCABLY AND UNCONDITIONALLY
                    GUARANTEED, ON A SUBORDINATED BASIS, AS
                        DESCRIBED IN THIS PROSPECTUS, BY

                         [FIRST BUSEY CORPORATION LOGO]

                              --------------------
                                   PROSPECTUS
                              --------------------

                         HOWE BARNES INVESTMENTS, INC.
                                 STEPHENS INC.

                                 --------, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses will be paid by First Busey Corporation. All amounts shown are estimates, except the SEC registration fee and the NASD and Nasdaq filing fees:

SEC registration fee........................................    $  5,750
NASD filing fee.............................................       2,800
Nasdaq listing fee..........................................       8,000
                                                                --------
Trustees' fees..............................................      20,000
                                                                --------
Printing and mailing expenses...............................     150,000
                                                                --------
Fees and expenses of counsel................................     110,000
                                                                --------
Accounting and related expenses.............................      35,000
                                                                --------
Blue Sky fees...............................................       2,000
                                                                --------
Miscellaneous...............................................       6,450
                                                                --------
       Total................................................    $340,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 78.7502 of the Nevada Corporation Law ("NCL"), directors and officers may be indemnified against judgments, fines and amounts paid in settlement and reasonable expenses (including attorneys' fees), actually and reasonably incurred as a result of specified actions or proceedings (including appeals), whether civil or criminal (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and for a purpose which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of such an action (including appeals), except in respect of a claim, issue or matter as to which such person shall have been finally adjudged to be liable to the corporation, unless and only to the extent a court of competent jurisdiction deems proper.

     In accordance with Section 78.037(1) of the NCL, Article Tenth of First Busey Corporation's Restated Articles of Incorporation, as amended, eliminates the personal liability of the Corporation's directors to First Busey Corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, with certain limited exceptions set forth in said Article Tenth and
Section 78.037(1).

     The Amended and Restated Trust Agreement will provide for indemnification of the Delaware Trustee and each of the administrative trustees by First Busey Corporation against any loss, damage, claims, liability, penalty or expense of any kind incurred by the trustees in connection with the performance of their duties or powers under the agreement in a manner reasonably believed by the trustee to be within the scope of its authority under the agreement, except that none of these trustees will be so indemnified for any loss, damage or claim incurred by reason of such trustee's gross negligence, bad faith or willful misconduct. Similarly, the agreement provides for indemnification of the Property Trustee, except that the Property Trustee is not indemnified from liability for its own negligent action, negligent failure to act or willful misconduct. Under the agreement, First Busey Corporation agrees to advance those expenses incurred by any trustee in defending any such claim, demand, action, suit or proceeding.

ITEM 16. EXHIBITS.

    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
      1.1      Form of Underwriting Agreement.
      4.1      Form of Indenture.
      4.2      Form of Subordinated Debenture (included as Exhibit A to
               Exhibit 4.1).
      4.3      Certificate of Trust.
      4.4      Trust Agreement.
      4.5      Form of Amended and Restated Trust Agreement.
      4.6      Form of Preferred Securities Certificate (included as
               Exhibit D to Exhibit 4.5).
      4.7      Form of Preferred Securities Guarantee Agreement.
      4.8      Form of Agreement as to Expenses and Liabilities (included as Exhibit C to Exhibit 4.5).
      5.1      Opinion of Chapman and Cutler.
      5.2      Opinion of Richards, Layton & Finger, P.A.
      8.1      Opinion of Chapman and Cutler, as to certain tax matters.
     12.1      Calculation of ratios of earnings to fixed charges.
     23.1      Consent of McGladrey & Pullen, LLP.
     23.2      Consent of Chapman and Cutler (included in opinions filed as
               Exhibits 5.1 and 8.1).
     23.3      Consent of Richards, Layton & Finger, P.A. (included in
               opinion filed as Exhibit 5.2).
     24.1      Powers of Attorney (included as part of signature pages).
     25.1      Form T-1 Statement of Eligibility under the Trust Indenture
               Act of 1939, as amended, of Wilmington Trust Company, as
               trustee under the Indenture.
     25.2      Form T-1 Statement of Eligibility under the Trust Indenture
               Act of 1939, as amended, of Wilmington Trust Company, as
               trustee under the Trust Agreement.
     25.3      Form T-1 Statement of Eligibility under the Trust Indenture
               Act of 1939, as amended, of Wilmington Trust Company, as
               trustee under the Guarantee Agreement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of First Busey Corporation's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrants hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, First Busey Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Urbana, State of Illinois, on May 15, 2001.

                                          FIRST BUSEY CAPITAL TRUST I
                                             By: FIRST BUSEY CORPORATION, as
                                          Depositor

                                          By: /s/ Douglas C. Mills
                                            ------------------------------------
                                              Douglas C. Mills
                                              Chief Executive Officer and
                                              Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, First Busey Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Urbana, State of Illinois, on May 15, 2001.

                                          FIRST BUSEY CORPORATION

                                          By: /s/ Barbara J. Kuhl
                                            ------------------------------------
                                              Barbara J. Kuhl
                                              President and Chief Operating
                                              Officer

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby designates and appoints Douglas C. Mills and Barbara J. Kuhl, and each of them, any one of whom may act without the joinder of the other, as such person's true and lawful attorney-in-fact and agents (the "Attorneys-in-Fact") with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, which amendments may make such changes in this registration statement as any Attorney-in-Fact deems appropriate, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and requests to accelerate the effectiveness of such registration statements, and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such Attorneys-in-Fact and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 15, 2001.

                   NAME                                                TITLE
                   ----                                                -----
           /s/ DOUGLAS C. MILLS                    Chairman of the Board, Chief Executive Officer
------------------------------------------
             Douglas C. Mills

           /s/ BARBARA J. JONES                               Chief Financial Officer
------------------------------------------
             Barbara J. Jones

          /s/ JOSEPH M. AMBROSE                                       Director
------------------------------------------
            Joseph M. Ambrose

                                                                      Director
------------------------------------------
             Samuel P. Banks

             /s/ T.O. DAWSON                                          Director
------------------------------------------
               T.O. Dawson

          /s/ VICTOR F. FELDMAN                                       Director
------------------------------------------
            Victor F. Feldman

          /s/ KENNETH M. HENDREN                                      Director
------------------------------------------
            Kenneth M. Hendren

           /s/ E. PHILLIPS KNOX                                       Director
------------------------------------------
             E. Phillips Knox

            /s/ P. DAVID KUHL                                         Director
------------------------------------------
              P. David Kuhl

           /s/ BARBARA J. KUHL                                        Director
------------------------------------------
             Barbara J. Kuhl

                   NAME                                                TITLE
                   ----                                                -----
          /s/ V.B. LEISTER, JR.                                       Director
------------------------------------------
            V.B. Leister, Jr.

            /s/ LINDA M. MILLS                                        Director
------------------------------------------
              Linda M. Mills

          /s/ EDWIN A. SCHARLAU                                       Director
------------------------------------------
            Edwin A. Scharlau

            /s/ DAVID C. THIES                                        Director
------------------------------------------
              David C. Thies

           /s/ ARTHUR R. WYATT                                        Director
------------------------------------------
             Arthur R. Wyatt

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
1.1           Form of Underwriting Agreement.
4.1           Form of Indenture.
4.2           Form of Subordinated Debenture (included as Exhibit A to
              Exhibit 4.1).
4.3           Certificate of Trust.
4.4           Trust Agreement.
4.5           Form of Amended and Restated Trust Agreement.
4.6           Form of Preferred Securities Certificate (included as
              Exhibit D to Exhibit 4.5).
4.7           Form of Preferred Securities Guarantee Agreement.
4.8           Form of Agreement as to Expenses and Liabilities (included as Exhibit C to Exhibit 4.5).
5.1           Opinion of Chapman and Cutler.
5.2           Opinion of Richards, Layton & Finger, P.A.
8.1           Opinion of Chapman and Cutler, as to certain tax matters.
12.1          Calculation of ratios of earnings to fixed charges.
23.1          Consent of McGladrey & Pullen, LLP.
23.2          Consent of Chapman and Cutler (included in opinions filed as
              Exhibits 5.1 and 8.1).
23.3          Consent of Richards, Layton & Finger, P.A. (included in
              opinion filed as Exhibit 5.2).
24.1          Powers of Attorney (included as part of signature pages).
25.1          Form T-1 Statement of Eligibility under the Trust Indenture
              Act of 1939, as amended, of Wilmington Trust Company, as
              trustee under the Indenture.
25.2          Form T-1 Statement of Eligibility under the Trust Indenture
              Act of 1939, as amended, of Wilmington Trust Company, as
              trustee under the Trust Agreement.
25.3          Form T-1 Statement of Eligibility under the Trust Indenture
              Act of 1939, as amended, of Wilmington Trust Company, as
              trustee under the Guarantee Agreement.